CONSENT OF ANGELO GRANDILLO, AND BBA INC.

Reference is made to the following technical report:

“Technical Report — Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011, which the undersigned has prepared on behalf of BBA Inc.

I, on behalf of myself and on behalf of BBA Inc., hereby consent to the inclusion of references to my name and the name of BBA Inc. and references to, and information derived from, the Technical Report, in this Registration Statement on Form 40-F of Alderon Iron Ore Corp., which is being filed with the United States Securities and Exchange Commission.

Dated this 23rd day of  February, 2012.

“Angelo Grandillo”
Name: Angelo Grandillo